UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                              (Amendment No. One)*


                      Health Care Property Investors, Inc.
           ---------------------------------------------------------
                                (Name of Issuer)


                               Series A Preferred
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    421915307
                      -------------------------------------
                                 (CUSIP Number)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

           X        Rule 13d-1(b)
          ---

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  421915307



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1    NAME OF REPORTING PERSON

         Heitman/PRA Securities Advisors LLC
         IRS ID# 36-4265577


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a)  ----

                                     (b)    X

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                             5    SOLE VOTING POWER
NUMBER OF SHARES                     304,300
BENEFICIALLY OWNED
BY EACH REPORTING            6    SHARED VOTING POWER
PERSON WITH                          0

                             7    SOLE DISPOSITIVE POWER
                                     304,300

                             8    SHARED DISPOSITIVE POWER
                                     6,200


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         310,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.94

12   TYPE OF REPORTING PERSON (See Instructions)
         IA


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ITEM 1 (A) NAME OF ISSUER:

         Health Care Property Investors, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         10990 Wilshire Boulevard
         Suite 1200
         Los Angeles, CA  90024

ITEM 2 (A) NAME OF PERSON FILING:

         Heitman/PRA Securities Advisors LLC

ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         180 North LaSalle Street, Suite 3600
         Chicago, Illinois 60601

ITEM 2 (C) CITIZENSHIP:

         Illinois

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         Series A Preferred

ITEM 2 (E) CUSIP NUMBER:  421915307

ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO RULE
         13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE
         PERSON FILING IS A:

ITEM 3 (E) An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

ITEM 4   OWNERSHIP:

ITEM 4 (A) AMOUNT BENEFICIALLY OWNED:

         310,000

ITEM 4 (B) PERCENT OF CLASS:

         12.94

ITEM 4 (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)   sole power to vote or to
               direct the vote                  304,300
         (ii)  shared power to vote or to
               direct the vote                  0

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         (iii) sole power to dispose or
               to direct the disposition of     304,300
         (iv)  shared power to dispose or
               to direct the disposition of     6,200

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Heitman/PRA Securities Advisors LLC serves as investment adviser to the Heitman Real Estate Portfolio, a registered investment company, and sixty-one
(61) separate account clients.

Heitman Real Estate Portfolio, a Series of UAM Funds Trust, and 24 separate account clients have given dispositive power to Heitman/PRA Securities Advisors LLC the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 304,300 shares (12.68%) of this issuer. One (1) separate account has the right to vote and the right to receive or the power to direct the receipt of dividends, or proceeds from the sale of 6,200 shares (0.26%) of this issuer.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10  CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999

                                            /s/Nancy B. Lynn
                                            -----------------------
                                            NANCY B. LYNN,
                                            Vice President







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